[LOGO] WILLKIE FARR & GALLAGHER LLP                1875 K Street, NW
                                                   Washington, DC 20006-1238
                                                   Tel: 202 303 1000
                                                   Fax: 202 303 2000

April 26, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

    Re:iShares, Inc.
       (Securities Act File No. 033-97598;
       Investment Company Act File No. 811-09102)
       Post-Effective Amendment No. 112

Ladies and Gentlemen:

On behalf of the iShares, Inc. (the "Corporation"), we hereby transmit for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, Post-Effective Amendment No. 107 (the "Amendment") to the Corporation's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Corporation: iShares MSCI Emerging Markets Small Cap Index Fund (the "Fund"). The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission in its review of the Amendment to the Registration Statement.

(1) Investment Objective and Policies

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the of the MSCI Emerging Markets Small Cap Index (the "Underlying Index"). The Underlying Index is designed to measure equity market performance in the global emerging markets and targets 40% of the eligible small cap universe within each industry group and each country represented by the MSCI Emerging Markets Index. As of March 1, 2010, the Underlying Index consisted of the following 22 emerging market country indexes: Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Malaysia, Mexico, Morocco, Peru, the Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey. As of March 1, 2010, the Underlying Index's three largest industries were consumer discretionary, financials and industrials.

NEW YORK   WASHINGTON, DC   PARIS   LONDON   MILAN   ROME   FRANKFURT   BRUSSELS

(2)Other Changes from Recent Filings

The Fund's description of its investment strategy (i.e., the Fund tracks a specific benchmark) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

In the Prospectus, under the headings "Creations and Redemptions" and "Costs Associated with Creations and Redemptions," and the Statement of Additional Information, under the headings "Brokerage Transactions," "Creation and Redemption of Creation Units - Costs Associated with Creation Transactions" and "Creation and Redemption of Creation Units - Costs Associated with Redemption Transactions," disclosure was revised to reflect the deletion of a reference to the variable charge on certain creations and redemptions of creation units for cash and instead indicate that certain expenses relating to cash transactions may be borne in connection with brokerage transactions.

The Amendment follows the general format used by previous Corporation and iShares Trust (the "Trust") filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 372 to the Trust filed pursuant to Rule 485(a)(2) on January 22, 2010.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Corporation and the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment
No. 372 to the Trust, filed pursuant to Rule 485(a) on January 22, 2010, relating to the iShares MSCI Poland Investable Market Index Fund.

The disclosures applicable to the Fund and the Corporation included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other attributes under the headings "Introduction," "Portfolio Holdings Information," "Management - Investment Adviser," "Management - Administrator, Custodian and Transfer Agent," "Shareholder Information - Buying and Selling Shares," "Shareholder Information - Book Entry," "Shareholder Information - Share Prices," "Shareholder Information - Dividends and Distributions," "Shareholder Information - Taxes," "Shareholder Information - Taxes on Distribution," "Shareholder Information - Taxes When Shares Are Sold," "Shareholder Information - Householding," and "Distribution," included in the Prospectus, and under the headings "Proxy Voting," "Portfolio Holdings Information," "Continuous Offering," "Investment Advisory, Administrative and Distribution Services - Investment Adviser," "Investment Advisory, Administrative and Distribution Services - Codes of Ethics," "Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent," "Investment Advisory, Administrative and Distribution Services - Distributor" "Additional Information Concerning the Corporation - Termination of the Corporation or the Fund," "Additional Information Concerning the Corporation - DTC as Securities Depository for Shares of the Fund," and "Miscellaneous Information" included in the Statement of Additional Information.

Please be advised that the new corporate governance required by the Proxy Disclosure Enhancements rule is not included in the Amendment, but the required disclosure will be included in an amendment filed prior to the effectiveness of the Amendment. The Corporation is in the process of finalizing a uniform model of disclosure to address the requirements of the new rule across all its series. We will notify the Staff when the governance disclosure has been finalized, and it will be available to the Staff for review prior to its inclusion in a filing.

                                 *  *  *  *  *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. CONSEQUENTLY, ON BEHALF OF THE CORPORATION, WE REQUEST THAT THE REGISTRATION STATEMENT BE GIVEN SELECTIVE REVIEW BY THE STAFF./1/

If you have any questions or comments, please call the undersigned at
(202) 303-1151.

Sincerely,

/s/ David N. Solander
--------------------------
David N. Solander

cc:Jessica Bentley, Esq.
   Benjamin J. Haskin, Esq.
--------
/1/  See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).

                                     - 3 -